SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                              SCHEDULE 14D-9/A-4
                               (Amendment No. 4)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                           CHATEAU PROPERTIES, INC.
                           (NAME OF SUBJECT COMPANY)
                           CHATEAU PROPERTIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ------------------------
                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   161739 10
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ------------------------
                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton Township, MI 48038
                                (810) 286-3600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          Arthur Fleischer, Jr., Esq.
                              Peter Golden, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8000

                          Henry J. Brennan, III, Esq.
                            Charles W. Royer, Esq.
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                               Detroit, MI 48207
                                (313) 396-4200

        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission (the "SEC") on September 18, 1996 by Chateau Properties, Inc., a Maryland corporation (the "Company"), relating to the offer by MHC Operating
Limited Partnership, an Illinois limited partnership ("MHC OP"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company, at a price of $26.00 per Share, net to the seller in cash. Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.


        1.     ITEM 9. MATERIALS TO BE FILED AS EXHIBITS


               Item 9 is hereby amended by adding the following exhibits:


        Exhibit 99.14 Text of Press Release dated October 3, 1996 issued by the Company.

                                   SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:       /s/  C.G. Kellogg
                                     -----------------------
                             Name:     C.G. Kellogg
                             Title:  President and Chief Executive Officer

Dated:  October 3, 1996

                                 EXHIBIT INDEX


Exhibit 99.14 Text of Press Release dated October 3, 1996 issued by the Company.